Hailiang Education Group Inc.

July 8, 2022

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Tony Watson
Mr. Adam Phippen

Re:	Hailiang Education Group Inc.
Form 20-F for the Fiscal Year Ended June 30, 2021
Filed November 12, 2021
File No. 001-36907

Dear Mr. Tony Watson and Mr. Adam Phippen,

This letter is in response to the letter dated June 23, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Hailiang Education Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An “Annex A” is being submitted to accompany this letter which amends our Annual Report on Form 20-F filed with the Commission on November 12, 2021.

Item 3. Key Information, page 6

1.  Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors.  If true, disclose that these contracts have not been tested in court.  Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.  Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.  Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see page 1 of the Annex A for such additional disclosure.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China.  Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.  Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.  Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and Accelerating Holding Foreign Companies Accountable Act and related regulations will affect your company.  This summary should address, but not necessarily be limited to, the risks highlighted in the Forward-Looking Statements section.  Additionally, where you discuss the reduction in the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, as you do on page 38, please revise to name that this is due to the "Accelerating Holding Foreign Companies Accountable Act."

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see pagea 2 to 4 of the Annex A for such additional disclosure.

3.  Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.  Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.  For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.  Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.  We also note that your definition of "PRC" excludes the special administrative regions of Hong Kong and Macau.  Please revise to remove such exclusions.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see page 1 of the Annex A for such requested disclosure.

4.  We note your disclosure in the section titled "Cash Flows through Our Organization" on pages 89-90.  Please revise the Key Information section to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.  State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable.  For example, where you state that "we will transfer the dividends to Hailiang Education (HK) Limited," please revise to clarify who is acting as "we" in this scenario.  Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see page 7 of the Annex A for such requested disclosure.

5.  Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.  Provide cross-references to these other discussions.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see pages 7 to 10 of the Annex A for such additional disclosure.

6. We note your disclosure regarding the payment of dividends under applicable PRC laws and regulations on page 89.  In your revised disclosure in the Key Information section, please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors, including under the expanded definition of PRC that will include Hong Kong, and Macau.  Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see pages 7 to 10 of the Annex A for such additional disclosure.

7.  To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see pages 7 to 10 of the Annex A for such additional disclosure.

8.  The disclosure here should not be qualified by materiality. Please make revisions to your disclosure, as appropriate.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F.

9.  We note your organizational structure on page 80.  Please revise to include this organizational structure in the Key Information section as well and revise the chart such that the information is clearly legible.  In your organizational structure, please disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in this section a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements.  Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.  Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.  With respect to the VIE,  the diagram should not use solid lines to denote relationships with the VIE; instead, with respect to relationships with the VIE, it should use dashed lines without arrows.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see page 11 of the Annex A for such requested disclosure.

10. We note your disclosure on pages 25 and 51 that you control and receive the economic benefits of the VIE and its subsidiaries' business operations through certain contractual agreements.  We also note your statement that "[a]s of June 30, 2021, the Contractual Agreements provide Hailiang Inc., through Hailiang HK and Hailiang Consulting, the following: (i) the power to control the Affiliated Entities; (ii) the exposure or rights to variable returns from its involvement with the Affiliated Entities; and (iii) the ability to affect those returns through its power over the Affiliated Entities."  However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.  Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.  Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.  Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see page 2 and 25 of the Annex A for such additional disclosure.

11. Revise to provide a summary of risk factors, which discloses the risks that your corporate structure being based in or having the majority of the company’s operations in China poses to investors.  In particular, describe the significant regulatory, liquidity, and enforcement risks with individual cross-references to the more detailed discussion of these risks in the prospectus.  For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.  Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see page 17 of the Annex A for such additional disclosure.

12. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.  We note that you currently include a discussion of such permissions and approvals in your risk factor on page 34.  In that risk factor, we note that you rely on the advice of your PRC counsel.  Accordingly, please name such counsel.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see page 23 of the Annex A for such additional disclosure.

13. Similar to comments 4-8 above, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.  Also, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see page 7 of the Annex A for such additional disclosure.

14. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. We also note on pages 88-89 the condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Please revise to include a column for your WFOE, Hailiang Consulting. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please also include this schedule in Item 3. Key Information.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see page 6 of the Annex A for such requested disclosure.

15. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see pages 4 and 28 of the Annex A for such disclosure.

"You may experience difficulties in effecting service of legal process ... ", page 36

16. Please revise to name the directors, officers, and members of senior management that are located in the PRC (including Hong Kong and Macau).  Separately, please revise your disclosure in the Key Information section to similarly name such individuals and highlight the issues associated with the enforceability of civil liabilities against foreign persons, as addressed in this risk factor.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information” of the Form 20-F. Please see page 26 of the Annex A for such disclosure.

D. Risk Factors

"Failure to comply with governmental regulations and other legal obligations ... ", page 36

17. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information — D. Risk Factors” of the Form 20-F. Please see page 27 of the Annex A for such disclosure.

"Recent joint statement by the SEC and the Public Company Accounting Oversight Board ... ", page 37

18. Please revise to disclose that pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.  Where you discuss the reduction in the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, please revise to name that this is due to the "Accelerating Holding Foreign Companies Accountable Act."

In response to the Staff’s comments, the Company respectfully proposes to amend, pursuant to Annex A, “Item 3. Key Information — D. Risk Factors” of the Form 20-F. Please see page 28 of the Annex A for such disclosure.

Note 2. Basis of preparation

(m) Revenue recognition, page F-23

19. We note your disclosure on page 96 that you record student enrollment rewards as selling expenses for the fiscal years presented.  Please tell us more about the nature of these costs, the amounts recorded for the periods presented, and your consideration of the guidance in paragraph 70 of IFRS 15 related to recording consideration payable to a customer as a reduction of revenues.

In response to the Staff’s comments, we respectively advise the SEC that student enrollment rewards represent sales commissions related to the successful acquisitions of contracts with students, which are paid to our employees for recruiting new students and therefore not considerations payable to customers (students) within the scope of paragraph 70 of IFRS 15. Since a student enrollment reward is an incremental cost incurred to obtain a contract with a student and is expected to be recovered, we determined it as the incremental cost of obtaining a contract and recognized it as an asset in accordance with paragraphs 91-92 of IFRS 15. We capitalized student enrollment rewards as contract costs amounted to RMB8.8 million, RMB10.2 million and RMB22.6 million for the fiscal year ended June 30, 2019, 2020 and 2021, which would be amortized in selling expenses over the expected student relationship period, generally from one to six years. We also applied the practical expedient in paragraph 94 of IFRS 15 and recognize the student enrollment reward as an expense in selling expenses when incurred if the expected student relationship period is one year or less. For the fiscal year ended June 30, 2019, 2020 and 2021, we amortized and recognized student enrollment rewards in selling expenses amounted to RMB8.5 million, RMB9.9 million and RMB20.7 million.

Note 9. Discontinued operations, page F-35

20. We note your disclosure that you lost control over affiliated entities providing compulsory education as of September 1, 2021.  We also note your disclosure that in substance, you ceased all revenue-generating activities related to providing compulsory education and had discontinued that business by June 30, 2021.  Please tell us your consideration of the guidance in paragraphs 12 and 32 of IFRS 5 and explain in detail how you meet the definition of discontinued operation as of June 30, 2021.  In addition, explain why your balance sheet does not separately present the related assets.  Finally, we note your reference to IFRS 10 on page 91.  Please explain how IFRS 10 was considered in your determination of accounting and presentation.

In response to the Staff’s comments, we respectively advise the SEC that we used to provide private K-12 education services, including K-9 compulsory education services and high school education services in primary, middle and high schools located in Zhuji, Zhejiang Province, Zhenjiang, Jiangsu Province and Lanzhou, Gansu Province, PRC, including curriculum education services, accommodation, after-school enrichment services, etc. The K-9 compulsory education operation (“K-9 operation”) is considered a separate major line of our business, whose operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the reporting entity.

Pursuant to the Implementation Rules issued by the PRC State Council on May 4, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related parties. Thereafter, it is unlikely for us to dispose of the assets relating to K-9 operation through a sale transaction, considering the significant uncertainties of and severity of the restrictions the Implementation Rules impose on the K-9 operation. In addition, as disclosed in note 24 to the consolidated financial statements, the control over the K-9 operation would be lost under IFRS 10 by operation of law when the Implementation Rules became effective on September 1, 2021 without any sale transaction, and from then we would neither generate any further revenue nor expect to derive any sale proceeds from the K-9 operation from a group perspective. In view of these, the K-9 operation was disposed of other than by way of a sale. Therefore, paragraph 12 of IFRS 5, which refers to a disposal by way of a sale, is not applicable. For similar reasons, the assets and liabilities associated with the K-9 operation are not recovered principally through sale and therefore do not meet the criteria to be classified as a disposal group held-for-sale in paragraphs 7-8 of IFRS 5; as such, the balance sheet does not separately present the related assets as those related to a disposal group held for sale.

Notwithstanding the above, we consider that paragraph 13 of IFRS 5 applies to the K-9 operation, as the K-9 operation had been in substance abandoned in the circumstances. In particular, from our perspective we have effectively ceased all revenue-generating activities with respect to the K-9 operation by June 30, 2021, and the assets and liabilities associated with the K-9 operation has effectively ceased to be used by June 30, 2021 for the purposes of paragraph 13 of IFRS 5. This is with regards to the consideration explained above, and the ancillary nature of the activities and the insignificance of the costs related to the K-9 operation while the related schools were closed between June 30, 2021 and date of loss of control of September 1, 2021, as is also disclosed in note 9 to the consolidated financial statements.

Given the above, as the K-9 operation was a major line of business that had been effectively disposed of by June 30, 2021 other than by way of a sale, paragraphs 13 and 32 of IFRS 5 require that we present the results and cash flows of the K-9 operation as discontinued operations. We considered this a faithful representation of the substance of the status of the K-9 operation as at June 30, 2021 given the circumstances, and as such the presentation is consistent with the objective in paragraph 30 of IFRS 5, which is to provide information that enables users of the financial statements to evaluate the financial effects of discontinued operations.

General

21. We note your statement that "[u]pon the issuance of The 2021 Implementation Rules for Private Education Laws, we optimized our operating structure, and will continue to offer K-12 student management services and high school curriculum education services to K-12 school students and high school curriculum education services. " We also note that your management services and high school curriculum education services include accommodation and after-school enrichment services to K-12 school students and high school curriculum education services.  Please revise to disclose the impact, if any, that the Opinions on Further Reducing the Burden of Homework and Off-Campus Training for Compulsory Education Students, as released on July 24, 2021 by the General Office of the Central Committee of China’s Communist Party and the General Office of the State Council (the Opinions), had on your operational decisions, and have had or may have on your business and results of operations.  To the extent that the Opinions present material risks, please revise to state as much.

In response to the Staff’s comments, please see the Annex A for the draft disclosure.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Junwei Chen
Name: Junwei Chen
Title: Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

ANNEX A

INTRODUCTION

Unless otherwise stated, as used in this report, the terms the “Company,” “Hailiang Inc.” or the “Parent” refer to Hailiang Education Group Inc., a Cayman Islands exempted company, and “we,” “us,” or “our,” refer to Hailiang Education Group Inc. and its WFOE and the WFOE’s subsidiaries, as the case maybe. Unless the context otherwise requires, in this annual report on Form 20-F references to:

***Disclosure in-between is intentionally omitted***

•	“Hailiang Consulting” or “WFOE”, are to “Zhejiang Hailiang Education Consulting and Services Co., Ltd.,” a wholly foreign-owned subsidiary of Hailiang Education (HK) Limited incorporated on December 7, 2011 in PRC;

•	“Hailiang HK” are to Hailiang Education (HK) Limited, a Hong Kong corporation and a wholly owned subsidiary of the Company;

•	“PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;

•	“VIE” are to variable interest entity;

•	“VIEs” or “consolidated VIEs” are to Hailiang Management and Haishan Development;

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct substantially all of the operations through our PRC subsidiaries, Zhejiang Hailiang Education Consulting and Services Co., Ltd. (“Hailiang Consulting”) and its subsidiaries, and the VIEs, Hailiang Education Management Group Co., Ltd. (“Hailiang Management”) and Zhejiang Haishan Education Development Co., Ltd. (“Haishan Development” and the VIEs’ subsidiaries, through a series of VIE agreements.

The VIE structure provides contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. For example, foreign ownership in educational services is subject to significant regulations in China. The PRC government regulates the provision of educational services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory educational services at primary and middle school levels, and restrict foreign investment in educational services businesses at the high school level. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Corporate Structure –– Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

For accounting purposes, we receive the economic benefits of Hailiang Management and its subsidiaries through certain contractual arrangements (the “Second Amended and Restated Contractual Arrangements”), and we receive the economic benefits of Haishan Development and its subsidiaries through similar contractual arrangements (the “August 2021 VIE Agreements,” and together with the Second Amended and Restated Contractual Arrangements, the “Contractual Arrangements”). Such Contractual Arrangements enable us to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements under the International Financial Reporting Standards, or IFRS, which VIE structure involves unique risks to investors. Our ordinary shares are shares of Hailiang Education Group Inc., the offshore holding company in the Cayman Islands, instead of shares of our PRC subsidiaries, or the VIEs or their subsidiaries in China. As of the date of this report, the Contractual Arrangements have not been tested in court. Neither the investors in the holding company nor the Company have an equity ownership in, direct foreign investment in, or control as effective as equity ownership of, the VIEs. For a description of the Contractual Arrangements, see “Item 4. Information on the Company––C. Organizational Structure––Contractual Arrangements with our affiliated entities and their shareholders.”

Because we do not directly hold equity interests in the VIEs or their subsidiaries, we and the VIEs are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the Contractual Arrangements among our WFOE, the VIEs, and the VIE Shareholders. We and the VIEs are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our and the VIEs’ operations, and the value of our ordinary shares may depreciate significantly or become worthless. The Contractual Arrangements have not been tested in a court of law in China as of the date of this report. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Corporate Structure–– Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the Contractual Arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

We are subject to certain legal and operational risks associated with our and the VIEs operations being based in China. PRC laws and regulations governing our and the VIEs’ current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our subsidiaries, the VIEs, and their subsidiaries, significant depreciation or a complete loss of the value of our ordinary shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors.

Complex and evolving PRC laws and regulations could adversely affect the overall economy in China or the educational services market, which could harm our business

Substantially all of our operations are conducted in China, and most of our revenue is derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For example, under the Private Education Laws promulgated in 2004 and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” However, pursuant to the 2016 Private Education Law, sponsors are not permitted to register for-profit schools that provide compulsory education services, which applies to grades one to nine and applies to a significant portion of our for-profit K-12 education business. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the educational services market, which could harm our business.”

The PRC government’s oversight and control over offerings conducted overseas may significantly impact on our ability to offer, or continue to offer, our securities to investors

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On December 28, 2021, 13 governmental departments of the PRC, icluding the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

As of the date of this report, none of our Company, our subsidiaries, nor the VIEs and their subsidiaries have been involved in any investigation or cybersecurity review or anti-monopoly investigation initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures.

As of the date of this report, our and the VIEs operations in the PRC are not subject to the review of the CAC or the China Securities Regulatory Commission (“CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and we are then required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant required permissions or approvals, any action taken by the PRC government could significantly limit or completely hinder our PRC subsidiaries’ or the VIEs’ operations in the PRC and our ability to continue to offer our ordinary shares to investors and could cause the value of such securities to significantly decline or be worthless. Since these statements and regulatory actions are newly published, thus official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIEs and their subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (“SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs and their subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We might have been required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market”.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of the operations in China and a majority of our and the VIEs’ assets are located in China. In addition, the majority of our directors and senior executive officers, namely Junwei Chen, Cuiwei Ye, Ken He, Xiaohua Gu, Xiaofeng Cheng, Ping Huang, Lei Peng, Zhougang Zhu, and Guan Huang, reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.”

In addition, our ordinary shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2022. If trading in our ordinary shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor, KPMG Huazhen LLP, is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and hence, our auditor is not currently inspected by the PCAOB. Our auditor is identified to be subject to the determinations announced by the PCAOB on December 16, 2021. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to us.”

If we complete the proposed going private transaction and are thus delisted from the Nasdaq Global Market, we believe the potential prohibition of our continued listing by Nasdaq will be inconsequential. On December 23, 2021, we disclosed our receipt of a preliminary non-binding proposal to acquire our Company at US$14.31 per ADS. On May 9, 2022, we entered into an agreement and a plan of merger with Hailiang Education International Limited (“Merger Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and HE Merger Sub Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly-owned subsidiary of Merger Parent. If completed, the merger will result in the Company becoming a privately held company wholly owned by Merger Parent and our ADSs will no longer be listed on the Nasdaq Global Market and, thus the potential prohibition of our continued listing by the Nasdaq would be inconsequential.

Impact of Taxation on Dividends or Distributions

Hailiang Education Group Inc. is incorporated in the Cayman Islands and conducts business in China through its PRC subsidiaries and the VIEs. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses principally depends on dividends paid by our PRC subsidiaries. Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. If we determine to distribute dividends through the Parent, the PRC subsidiaries will transfer the dividends to Hailiang HK in accordance with the laws and regulations of the PRC, Hailiang HK will transfer the dividends to the Parent, and the dividends will be distributed from the Parent to all shareholders in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

For the fiscal years ended June 30, 2019, 2020, and 2021, neither our PRC subsidiaries nor the consolidated VIEs have declared or paid any dividends or made any distributions to the Parent. For the fiscal year ended June 30, 2022, dividends of US$15.6 million from our WFOE was transferred to Hailiang HK. Withholding tax with a tax rate of 10% was paid based on the PRC Enterprise Income Tax Law (the “New EIT Law”) and its implementation rules. We have never declared or paid any dividends on our ordinary shares and we have no current intention to pay dividends to shareholders. We currently intend to retain all future earnings to finance our operations. Under the current laws of the Cayman Islands, Hailiang Education Group Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25% at the PRC subsidiaries level(2)	(25.00)
Amount to be distributed as dividend from PRC subsidiaries to Hailiang HK(3)	75.00
Withholding tax at tax rate of 10%	(7.50)
Amount to be distributed as dividend at Hailiang HK and net distribution to Hailiang Education Group Inc.	67.50

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
(2)	(2) Under the Enterprise Income Tax Law, our PRC subsidiaries are subject to a unified 25% enterprise income tax rate.
(3)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at the Hong Kong subsidiary level for any dividend distribution to Hailiang Education Group Inc. If a 5% withholding income tax rate is imposed, the withholding tax will be 3.75 and the amount to be distributed as dividend at the Hong Kong subsidiary level and net distribution to Hailiang Education Group Inc. will be 71.25.

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for the Parent, WFOE, other subsidiaries of the Parent and the VIEs as of the dates presented.

	As of June 30,
	2020							2021
			Other subsidiaries	Consolidated	Elimination		Consolidated			Other subsidiaries	Consolidated	Elimination		Consolidated
	Parent	WFOE	of Parent	VIEs	adjustments		totals*	Parent	WFOE	of Parent	VIEs	adjustments		totals*
	RMB							RMB
Consolidating Schedule of Financial Position
Assets
Property and equipment, net	-	-	44,434	615,417	-		659,851	-		43,249	422,485	-		465,734
Intangible assets and goodwill, net	-	-	1,495	96,311	-		97,806	-		659	17,641	-		18,300
Right-of-use assets	-	-	252,334	265,275	-		517,609	-		256,492	246,321	-		502,813
Contract costs	-	-	-	11,161	-		11,161	-		-	12,438	-		12,438
Prepayments to third party suppliers	-	-	16	126	-		142	-		-	-	-		-
Term deposits held at a related party finance entity	-	-	-	-	-		-	-		993,182	427,757	-		1,420,939
Deferred tax assets	-	-	64	504	-		568	-		64	795	-		859
Other receivables due from intercompany (1)	27,237	-	-	-	-27,237	(1)	-	5,077		-	-	-5,077	(1)	-
Investment in subsidiaries (2)	-	18,435	18,886	-	-37,321	(2)	-	10,091	19,435	18,886	-	-48,412	(2)	-
Non-current assets	27,237	18,435	317,229	988,794	-64,558		1,287,137	15,168	19,435	1,312,532	1,127,437	-53,489		2,421,083

Other receivables due from related parties	69,591	98	1,482	6,271	-		77,442	42,830	98	7,539	3,401	-		53,868
Other current assets	225	88	8,020	28,183	-		36,516	1,233		6,442	30,110	-		37,785
Term deposits held at a related party finance entity	-	-	88,500	833,101	-		921,601	-		24,141	453,162	-		477,303
Restricted bank deposits	-	-	-	324	-		324	-		-	1,324	-		1,324
Cash and cash equivalents	891	1,695	217,175	296,685	-		516,446	23,244	20,169	54,047	181,960	-		279,420
Other receivables due from intercompany (1)	-	66,271		7,660	-73,931	(1)	-	-	44,561	-	283,561	-328,122	(1)	-
Current assets	70,707	68,152	315,177	1,172,224	-73,931		1,552,329	67,307	64,828	92,169	953,518	-328,122		849,700

Total assets	97,944	86,587	632,406	2,161,018	-138,489		2,839,466	82,475	84,263	1,404,701	2,080,955	-381,611		3,270,783

Equity
Share capital	268	18,886	18,443	140,120	-177,449		268	268	18,886	29,534	140,120	-188,540		268
Share premium	134,583	-	-	-	-		134,583	134,583		-	-	-		134,583
Contributed capital	-	-	-	112,906	140,128		253,034	-		-	57,856	140,128		197,984
Reserves	16,161	300	33,714	345,878	-		396,053	8,343	2,298	56,033	376,279	-		442,953
Retained earnings	-55,739	-506	374,761	924,390	-		1,242,906	-60,796	17,477	767,314	700,855	-		1,424,850
Total Hailiang Education Group Inc. shareholders’ equity (2)	95,273	18,680	426,918	1,523,294	-37,321	(2)	2,026,844	82,398	38,661	852,881	1,275,110	-48,412	(2)	2,200,638
Non-controlling interests	-		-	10,797	-		10,797	-		404	15,818	-		16,222

Total equity	95,273	18,680	426,918	1,534,091	-37,321		2,037,641	82,398	38,661	853,285	1,290,928	-48,412		2,216,860

Liabilities
Contract liabilities	-	-	-	3,159	-		3,159	-		-	132	-		132
Deferred tax liabilities	-	-	-	4,607	-		4,607	-		-	4,736	-		4,736
Lease liabilities	-	-	3,385	15,364	-		18,749	-		2,456	28,065	-		30,521
Non-current liabilities	-	-	3,385	23,130	-		26,515	-		2,456	32,933	-		35,389

Trade and other payables due to third parties	2,669	200	58,476	210,667	-		272,012	75		93,685	282,987	-		376,747
Other payables due to related parties	2	67,524	3,647	85,536	-		156,709	2	45,454	5,882	83,644	-		134,982
Contract liabilities	-	-	9,172	286,807	-		295,979	-		64,765	380,100	-		444,865
Income tax payable	-	183	29,640	19,034	-		48,857	-	148	50,580	5,979	-		56,707
Lease liabilities	-	-	-	1,753	-		1,753	-		849	4,384	-		5,233
Other payables due to intercompany (1)	-	-	101,168	-	-101,168	(1)	-	-		333,199	-	-333,199	(1)	-
Current liabilities	2,671	67,907	202,103	603,797	-101,168		775,310	77	45,602	548,960	757,094	-333,199		1,018,534
Current liabilities
Total liabilities	2,671	67,907	205,488	626,927	-101,168		801,825	77	45,602	551,416	790,027	-333,199		1,053,923

Total equity and liabilities	97,944	86,587	632,406	2,161,018	-138,489		2,839,466	82,475	84,263	1,404,701	2,080,955	-381,611		3,270,783

* Plesase refer to selected consolidated financial statements under Item 3. KEY INFORMATION-A. Selected Financial Data and the consolidated financial statements under F-page for cross reference.

The following table presents the condensed consolidating schedules of profit or loss and other comprehensive income and cash flows for the Parent, WFOE, other subsidiaries of the Parent and the VIEs for the periods presented.

	For the Year Ended June 30,
	2019							2020							2021
			Other subsidiaries	Consolidated	Elimination		Consolidated			Other subsidiaries	Consolidated	Elimination		Consolidated			Other subsidiaries	Consolidated	Elimination		Consolidated
	Parent	WFOE	of Parent	VIEs	adjustments		totals*	Parent	WFOE	of Parent	VIEs	adjustments		totals*	Parent	WFOE	of Parent	VIEs	adjustments		totals*
	RMB							RMB							RMB
Condensed Consolidating Schedule of Profit or Loss and Other Comprehensive Income
Continuing operations
Revenue	-		478,284	613,975	-69,464	(3)	1,022,795	-		509,570	598,275	-80,472	(3)	1,027,373	-		962,141	510,200	-96,551	(3)	1,375,790
Cost of revenue	-		-231,401	-441,705	59,326	(3)	-613,780	-		-229,516	-418,213	67,469	(3)	-580,260	-		-367,163	-441,717	80,294	(3)	-728,586
Gross profit	-		246,883	172,270	-10,138		409,015	-		280,054	180,062	-13,003		447,113	-		594,978	68,483	-16,257		647,204
Other income, net	-		20,028	899	-		20,927	-		31,024	36,046	-		67,070	-		28,096	18,534	-		46,630
Selling expenses	-		-5,947	-6,484	635	(3)	-11,796	-		-5,794	-8,150	-		-13,944	-		-16,366	-13,737	366	(3)	-29,737
Administrative expenses	-8,176	-118	-33,450	-4,254	9,503	(3)	-36,495	-10,060	-191	-32,372	-15,498	13,003	(3)	-45,118	-5,057	-2	-54,955	-7,198	15,891	(3)	-51,321
Operating profit	-8,176	-118	227,514	162,431	-		381,651	-10,060	-191	272,912	192,460	-		455,121	-5,057	-2	551,753	66,082	-		612,776
Finance income	-	2,064	1,052	13,480	-		16,596	-	1,428	1,330	13,279	-		16,037	-	6	27,227	8,607	-		35,840
Finance costs	-		-	-	-		-	-		-1,513	-1,922	-		-3,435	-	-23	-51	-1,077	-		-1,151
Net finance income	-	2,064	1,052	13,480	-		16,596	-	1,428	-183	11,357	-		12,602	-	-17	27,176	7,530	-		34,689
Investment income																20,000			-20,000		-
Profit before tax	-8,176	1,946	228,566	175,911	-		398,247	-10,060	1,237	272,729	203,817	-		467,723	-5,057	19,981	578,929	73,612	-20,000		647,465
Income tax expenses	-		-59,269	-49,444	-		-108,713	-	-183	-69,093	-52,648	-		-121,924	-		-145,223	-20,132	-		-165,355
Profit from continuing operations	-8,176	1,946	169,297	126,467	-		289,534	-10,060	1,054	203,636	151,169	-		345,799	-5,057	19,981	433,706	53,480	-20,000		482,110
Profit/(loss) from discontinued operations, net of tax	-		-	23,058	-		23,058	-		-	24,205	-		24,205	-		-	-243,337	-		-243,337
Net Profit	-8,176	1,946	169,297	149,525	-		312,592	-10,060	1,054	203,636	175,374	-		370,004	-5,057	19,981	433,706	-189,857	-20,000		238,773

*Plesase refer to selected consolidated financial statements under Item 3. KEY INFORMATION-A. Selected Financial Data and the consolidated financial statements under F-page for cross reference.

	For the Year Ended June 30,
	2019						2020						2021
			Other subsidiaries	Consolidated	Elimination	Consolidated			Other subsidiaries	Consolidated	Elimination	Consolidated			Other subsidiaries	Consolidated	Elimination		Consolidated
	Parent	WFOE	of Parent	VIEs	adjustments	totals*	Parent	WFOE	of Parent	VIEs	adjustments	totals*	Parent	WFOE	of Parent	VIEs	adjustments		totals*
	RMB						RMB						RMB
Condensed Consolidating Schedule of Cash Flows
Net cash generated from/(used in) operating activities	-12,154	4,860	60,682	658,774	-	712,162	-11,424	-15,073	290,161	180,706	-	444,370	-8,499	-1,526	571,160	332,257	-		893,392
Net cash generated from/(used in) investing activities	12,412	-1,500	-93,602	-1,171,193	-	-1,253,883	11,850		-94,807	-66,560	-	-149,517	11,558	20,000	-933,632	-369,223	242,091	(4)	-1,029,206
Net cash generated from/(used in) financing activities	-		-	-1,343	-	-1,343	-		-34,884	-15,498	-	-50,382	22,000		197,926	-78,308	-242,091	(4)	-100,473
Net increase/(decrease) in cash and cash equivalents	258	3,360	-32,920	-513,762	-	-543,064	426	-15,073	160,470	98,648	-	244,471	25,059	18,474	-164,546	-115,274	-		-236,287
Cash and cash equivalents at beginning of the year	526	13,408	89,575	711,797	-	815,306	390	16,768	56,345	198,035	-	271,538	891	1,695	217,175	296,685	-		516,446
Effect of movements in exchange rates on cash and cash equivalents	-394		-310	-	-	-704	75		360	2	-	437	-2,706		1,418	549	-		-739
Cash and cash equivalents at the end of the year	390	16,768	56,345	198,035	-	271,538	891	1,695	217,175	296,685	-	516,446	23,244	20,169	54,047	181,960	-		279,420

* Plesase refer to the consolidated financial statements under F-page for cross reference.

(1)	It represents the elimination of intercompany balances among the Parent, WFOE, other subsidiaries of the Parent and the consolidated VIEs.

(2)	It represents the elimination of the investment in WFOE and other subsidiaries by the Parent.

(3)  It represents the elimination of intercompany transactions including selling products and providing management and logistic services to the consolidated VIEs by the subsidiaries of Parent.

(4) It represents the elimination of cash paid by the Parent to its subsidiaries as investment or capital increase, the loans provided to the Parent by its subsidiaries and the loans provided by the consolidated VIEs to the subsidiaries of the Parent

Cash Flows through Our Organization

As of June 30, 2021, we had RMB280.7 million (US$43.5 million) in cash and cash equivalents and restricted cash and RMB1,898.2 million (US$294.0 million) in term-deposits held by a related party finance entity. Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our Contractual Arrangements with the VIEs. The cash flows that have occurred among the Parent, WFOE, other subsidiaries of the Parent and the VIEs are summarized as follows:

	For the Year Ended June 30,
	2019	2020	2021
	In thousands
	RMB
dividends paid by Ningbo Logistic to WFOE	—	—	20,000
cash paid by Ningbo Haoliang to the Parent as an inter-company loan	—	—	22,000
cash paid by the Parent to HIEG as equity investment	—	—	10,091
cash paid by VIEs to subsidiaries of the Parent as inter-company loans	—	—	230,000
Service fees paid by VIEs to subsidiaries of the Parent	8,385	14,158	18,602

For the years ended June 30, 2019, 2020 and 2021, the subsidiaries of the Parent paid dividends to WFOE of nil, nil and RMB20.0 million (approximately US$3.1 million), respectively. The related cash flows were classified as financing activities of the subsidiaries of the Parent and investing activities of WFOE.

For the years ended June 30, 2019, 2020 and 2021, the subsidiaries of the Parent provided loans of nil, nil and RMB22.0 million (approximately US$3.4 million) to the Parent, respectively. The related cash flows were classified as investing activities of the subsidiaries of the Parent and financing activities of the Parent.

For the years ended June 30, 2019, 2020 and 2021, the Parent invested in its subsidiaries of nil, nil and RMB10.1 million (approximately US$1.6 million), respectively. The related cash flows were classified as investing activities of the Parent and financing activities of the subsidiaries of the Parent.

For the years ended June 30, 2019, 2020 and 2021, the subsidiaries of the Parent borrowed loans of nil, nil and RMB230.0 million (approximately US$35.6 million) from the consolidated VIEs with free interest rate, respectively. The related cash flows were classified as investing activities of the consolidated VIEs and financing activities of the Parent’s subsidiaries.

Pursuant to the consulting service agreement constituting a part of the Contractual Arrangements, our WFOE, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide the VIEs with comprehensive technical and business support services. In particular, such services include developing curriculum, conducting market research, offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the VIEs may require from time to time. Without the prior consent of Hailiang Consulting, none of VIEs may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of such consulting service agreement. The VIEs agree to pay annual service fees to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. For the years ended June 30, 2019, 2020 and 2021, the VIEs paid service fees of RMB8.4 million, RMB14.2 million and RMB18.6 million (approximately US$2.9 million) to the subsidiaries of the Parent, respectively. The related cash flows were classified as operating activities of the subsidiaries of the Parent and the consolidated VIEs. See the condensed consolidating schedule and the consolidated financial statements provided in “Item 4. Information on the Company––C. Organizational Structure––Contractual Arrangements with our affiliated entities and their shareholders––Financial Information Related to the VIEs.” To the extent cash in the business is in the Mainland China or Hong Kong or in our Mainland China or Hong Kong entities, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China —Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

Restrictions and Limitations on Transfer of Capital

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our businesses, including our subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the Contractual Arrangements.

The Company is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using financing activities to make loans or additional capital contributions to our PRC subsidiary and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.”

Under our current corporate structure, Hailiang Education Group Inc.’s ability to pay dividends depends upon dividends paid by its Hong Kong subsidiary, which in turn depends on dividends paid by its PRC subsidiaries.

Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through the Contractual Arrangements. If the PRC authorities determine that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amounts owed by the VIEs under the Contractual Arrangements may be seriously hindered.

Our wholly owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, and each of the VIEs and the VIEs’ subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiaries in China, the VIEs and the VIEs’ subsidiaries may allocate a portion of their after-tax profits, based on PRC accounting standards, to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

In addition, if the WFOE incurs debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to the Company.

Remittance of dividends by our wholly owned subsidiaries out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange of the PRC, or the SAFE. Approvals by or registration with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive income and allocate or reinvest effectively.”

Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so any dividends our WFOE pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our WFOE in China, or if our Hong Kong subsidiary is determined by PRC government authority to have received benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders, including our ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed to be a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20%, which, in the case of dividends, may be withheld at the source. Any such tax may reduce the returns on an investment in the ADSs or ordinary shares.

Cash Management Policies

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a-month’s basis, to ensure each entity has the necessary funds to fulfill its obligations for the foreseeable future and to ensure that there is adequate liquidity. In the event that there is a need for cash or a potential liquidity shortfall, cash transfer will be reported to our Chief Executive Officer. We intend to keep any future earnings to finance business operation and development, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As such, we have not installed any cash management policies that dictate how funds are transferred among the Company, our WFOE, the VIEs, or investors.

Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report on Form 20-F:

Hailiang Education Group Inc.
100%
Hailiang International Education Group Pte. LTD.
My Campus Study Centre PTE Ltd.
100%
Hailiang Education (HK) Limited
100%
Hailiang Education International Studying Service Limited
100%
Pate's - Hailiang International College Company Limited
100%
Off-shore
On-shore
Zhejiang Hailiang Education Consulting and Services Co., Ltd.
Contractual arrangements
Zhuji Hailiang Logistics Service Co., Ltd.
Zhuji Hailiang Supply Chain Management Co., Ltd.
Ninghai Hailiang Education Logistics Management Co., Ltd
Xiantao Hailiang Education Logistics Management Co., Ltd
90%
Zhuji Hailiang After-school Service Co., Ltd.
Ningbo Hailiang Education Logistics Management Co., Ltd
Zhuji Nianxin Lake Hotel Co., Ltd
Ningbo Hailiang Sports Development Co., Ltd.
Ningbo Haoliang Information Consulting Co., Ltd.
Hangzhou Hailiang International Studying Service Co., Ltd.
Hangzhou Hailiang Study Trip Co., Ltd.
Hangzhou Hailiang Youcai Education Technology Co., Ltd.
Hailiang Education Management Group Co. Ltd.(5)
Zhejiang Haishan Education Development Co., Ltd.(4)
Zhejiang Zhuji Hailiang High School of Art
51%
Zhenjiang Jianghe High School of Art
Zhejiang Zhuji Hailiang Experimental High School
Xinchang Nanrui Hailiang Education Technology Co., Ltd.
Zhuji Hailiang Foreign Language High School Co., Ltd.
Zhejiang Zhuji Hailiang Senior Middle School
Zhejiang Mingxin International Travel Co., Ltd.
Shanghai Yunhan Education Technology Co., Ltd.
Ninghai Hailiang Education Development Co., Ltd.
Ninghai Hailiang Senior Middle School Co., Ltd.
Zhejiang Hailiang Mingxin Education Technology Co., Ltd.
Shaoxing Sihai International Travel Co., Ltd.
Zhejiang Zhuji Hailiang Primary School
Zhejiang Zhuji Hailiang Junior Middle School
Zhejiang Zhuji Hailiang Foreign Language School
Ninghai Hailiang Education Management Co. Ltd.
Ninghai Future School
Wuhu Hailiang Education Management Co., Ltd.
Wuhu Hailiang Experimental School
Hangzhou Hailiang Education Management Co., Ltd.
Xianghu Future School
Jinhua Hailiang Education Technology Co., Ltd.
Jinhua Hailiang Foreign Language School
Lanzhou Hailiang Education Consulting Co., Ltd.
Lanzhou Hailiang Experimental School
Feicheng Hailiang Education Investment Co., Ltd.
Feicheng Hailiang Foreign Language School
Zhejiang Zhuji Tianma Experimental School(3)
51%
Wenzhou Hailiang Jiuxian Education Technology Co., Ltd. (3)
Hailiang Overseas Chinese School
Equity interest
Contractual arrangements
Sponsor interest

Note:

(1)	According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with regard to legal, regulatory and tax matters. However, the differences between sponsorship and equity ownership can be found in the specific provisions of the laws and regulations applicable to sponsors and owners, such as provisions regarding the right to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. We restructured our corporate entities to better prepare for the potential impact from the 2021 Implementation Rules for Private Education Laws. For more information, refer to “B. Business Overview—Regulations—Regulations on Private Education—2016 Private Education Law and The 2021 Implementation Rules for Private Education Laws.”

(2)	As of the date of this annual report, Hailiang Management or one of its subsidiaries is the sponsor of six affiliated schools and Haishan Development or one of its subsidiaries is the sponsor of 11 affiliated schools we currently operate as registered pursuant to applicable PRC laws and regulations. However, following September 1, 2017, when the 2016 Private Education Laws came into effect, and subject to the promulgation of the Implementing Rules of the 2016 Private Education Laws, our affiliated schools will be required to register as private non-profit schools that are permitted to provide compulsory education services. For our affiliated schools, Zhuji Hailiang Foreign Language High, Zhenjiang Jianghe High School of Art, and Ninghai Hailiang Senior Middle School are registered as for-profit schools, and Zhejiang Zhuji Hailiang Senior Middle School and Zhejiang Zhuji Hailiang High School of Art, that were registered before the promulgation of 2016 Private Education Law, such schools were re-registered as non-profit status in fiscal year 2021. All K-9 schools were registered or re-registered as non-profit status in fiscal year 2021.

(3)	The sponsorship of Zhejiang Zhuji Tianma Experimental School and the equity ownership of Wenzhou Hailiang Juxian Education Technology Co., Ltd. are in the process of being transferred to Haishan Development from Hailiang Management as of the date of this annual report.

(4)	We do not hold any equity interests in Haishan Development. Instead we receive the economic benefits of Haishan Development’s business operations for accounting purposes through the August 2021 VIE Agreements among Hailiang Consulting and Haishan Development’s shareholders, which agreements enable us to consolidate the financial results of Haishan Development and its subsidiaries in our consolidated financial statements under IFRS. Pursuant to the 2021 Implementation Rules for Private Education Laws, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related party. Thus, we concluded that, according to IFRS 10-Consolidated Financial Statements, we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest. However, as of the date of this annual report, we still include these entities under our organizational structure for presentation purpose.

(5)	We do not hold any equity interests in Hailiang Management, but we receive the economic benefits of Hailiang Management’s business operations for accounting purposes through the Second Amended and Restated Contractual Arrangements between Hailiang Consulting and Hailiang Management’s shareholders, which enables us to consolidate the financial results of Hailiang Management and its subsidiaries in our consolidated financial statements under IFRS.

Contractual Arrangements with our affiliated entities and their shareholders

Our ordinary shares offered are shares of Hailiang Education Group Inc., the offshore holding company in the Cayman Islands, instead of shares of the PRC subsidiaries or the VIEs in China. Neither the investors in the holding company nor the holding company itself have an equity ownership interest in, direct foreign investment in, or control of, the VIEs. As a result of our use of the VIE structure, you may never directly hold equity interests in the VIEs or their subsidiaries.

On June 30, 2017, we, through our WOFE, Hailiang Consulting, entered into the First Amended and Restated Contractual Arrangements with Hailiang Management.

On February 8, 2018, Beize Group, controlled by Mr. Feng, became a 0.1% record shareholder of Hailiang Management by contributing additional capital to Hailiang Management. As of the date of this annual report on Form 20-F, Mr. Feng and Beize Group hold a 99.9% and 0.1% equity interest in in Hailiang Management, respectively.

On February 23, 2018, each of the First Amended and Restated Contractual Arrangements were further amended and restated, whereby Hailiang Management, Hailiang Consulting, and Hailiang Management’s shareholders entered into the Second Amended and Restated Contractual Arrangements, including the Second Amended and Restated Call Option Agreement, Second Amended and Restated Powers of Attorney, Second Amended and Restated Consulting Services Agreement and Second Amended and Restated Equity Pledge Agreement. The recording process for the Second Amended and Restated Contractual Arrangements with the local government was completed on March 15, 2018.

On May 14, 2021, the State Council promulgated the 2021 Implementation Rules for Private Education Laws, which became effective on September 1, 2021. Such 2021 Implementation Rules for Private Education Laws may have negative impacts on our, our WFOE, and the VIEs and their subsidiaries’ business operations and operation results. Pursuant to the 2021 Implementation Rules for Private Education Laws, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party.

On August 10, 2021, Hailiang Management was divided and separated into Hailiang Management and Haishan Development for the purpose of adjusting of our business structure and preparing for the potential impact from the 2021 Implementation Rules for Private Education Laws.

On August 10, 2021, we, through our WFOE, Hailiang Consulting, entered into the August 2021 VIE Agreements, with Haishan Development, as designated to be the sponsor or parent of discontinued operating entities.

The following is a summary of the material provisions of the Second Amended and Restated Contractual Arrangements with our affiliated entities and the shareholders of Hailiang Management:

Second Amended and Restated Call Option Agreement

Pursuant to the Second Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Management, and Mr. Feng and Beize Group, who collectively hold 100% of the equity interests in Hailiang Management (the “Hailiang Management’s shareholders) entered into on February 23, 2018, the Hailiang Management’s shareholder unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the Second Amended and Restatement Contractual Arrangements or liquidation or dissolution of Hailiang Management, all or part of the equity interest in Hailiang Management at the lowest consideration permitted by PRC laws and regulations unless a valuation of the equity is required by the PRC laws. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Hailiang Consulting’s written consent, neither Hailiang Management nor the Hailiang Management’sshareholders may sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Management’s assets, businesses or equity interests or merge with or acquire other businesses. Without Hailiang Consulting’s written consent, Hailiang Management may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. The Second Amended and Restated Call Option Agreement may not be terminated by Hailiang Management or the Hailiang Management’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Call Option Agreement shall remain in full force and effect until Hailiang Management’s term of operations expires in April 2042.

Second Amended and Restated Power of Attorney

On February 23, 2018, Hailiang Management’s shareholders executed an irrevocable Second Amended and Restated Power of Attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as their attorney-in-fact to (i) exercise on their behalf all their rights as shareholders of Hailiang Management, including those rights under PRC laws and regulations and the articles of association of Hailiang Management, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Management in its business operations, and (iii) unconditionally assign the shareholder rights of each of the Hailiang Management’s shareholders to Hailiang Consulting, including any rights to dividends or other benefits associated with being a shareholder that Hailiang Management’s shareholders each receives from Hailiang Management.

Second Amended and Restated Consulting Services Agreement

Pursuant to the Second Amended and Restated Consulting Services Agreement among Hailiang Consulting, Hailiang Management and Hailiang Management’s shareholders, entered into on February 23, 2018, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Hailiang Management’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior written consent of Hailiang Consulting, none of Hailiang Management’s affiliated entities may receive such services from any third party. Hailiang Consulting owns the exclusive intellectual property rights created despite the changes of the performance of services under such Second Amended and Restated Consulting Services Agreement. Hailiang Management’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The Second Amended and Restated Consulting Agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Hailiang Management’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the Second Amended and Restated Consulting Agreement, Hailiang Management, and Hailiang Management’s shareholders agree that each of them will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Hailiang Management’s affiliated entities, disposing of their equity interests in Hailiang Management’s affiliated entities, or paying dividends to Hailiang Management’s shareholders without the written consent of Hailiang Consulting. The Second Amended and Restated Consulting Agreement may not be terminated by Hailiang Management, or Hailiang Management’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Consulting Agreement shall remain in full force and effect during the term of operations of Hailiang Management’s affiliated entities.

Second Amended and Restated Equity Pledge Agreement

Pursuant to the Second Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Hailiang Management’s shareholders, and Hailiang Management entered into on February 23, 2018, each of Hailiang Management’s shareholders unconditionally and irrevocably pledged all of their respective equity interests in Hailiang Management to Hailiang Consulting to guarantee performance of the obligations of Hailiang Management’s affiliated entities under the Second Amended and Restated Call Option Agreement, the Second Amended and Restated Power of Attorney, and the Second Amended and Restated Consulting Agreement, each as described above. Hailiang Management’s shareholders each agreed that without prior written consent of Hailiang Consulting, they shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Management, or create or allow any encumbrance on the pledged equity interests. The Second Amended and Restated Equity Pledge Agreement may not be terminated by Hailiang Management, or Hailiang Management’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the Second Amended and Restated Equity Pledge Agreement remains in full force and effect until all of the obligations of Hailiang Management’s affiliated entities under Second Amended and Restated Consulting Services Agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Management by Hailiang Management’s shareholders has been duly registered with the local branch of State Administration for Industry and Commerce of PRC (“SAIC”) and becomes effective upon such registration.

The following is a summary of the material provisions of the August 2021 VIE Agreements with our affiliated entities and the shareholders of Haishan Development:

Call Option Agreement

Pursuant to the Option Agreement, Mr. Feng and Beize Group, who collectively hold 100% of the equity interests in Haishan Development (the Haishan Development’s shareholder) unconditionally and irrevocably granted Hailiang Consulting or its designee, an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the August 2021 VIE Agreements or liquidation or dissolution of Haishan Development, all or part of the equity interest in Haishan Development at the lowest consideration permitted by PRC laws and regulations, unless a valuation of the equity is required by the PRC laws. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Hailiang Consulting’s written consent, Haishan Development and Haishan Development’s shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Haishan Development’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Haishan Development may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Haishan Development or Haishan Development’s shareholders, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until the expiration of Haishan Development’s term of Haishan Development’s term of operations.

Power of Attorney

Haishan Development’s shareholders each executed an irrevocable Power of Attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as their attorney-in-fact to (i) exercise on their respective behaves all their respective rights as shareholders of Haishan Development, including those rights under PRC laws and regulations and the articles of association of Haishan Development, such as rights appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Haishan Development in its business operations, and (iii) unconditionally assign Haishan Development’s shareholders’ shareholding rights to Hailiang Consulting, including rights to dividends or other benefits that Haishan Development’s shareholders receive from Hailshan Development as shareholders.

Consulting Services Agreement

Pursuant to the Consulting Services Agreement between Hailiang Consulting, Haishan Development and Haishan Development’s shareholders, as the shareholders of Haishan Development, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Haishan Development’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of Haishan Development’s affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Haishan Development’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The Consulting Services Agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Haishan Development’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the Consulting Services Agreement, Haishan Development and Haishan Development’s shareholders agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Haishan Development’s affiliated entities, disposing of their equity interests in Haishan Development’s affiliated entities, or paying dividends to the Haishan Development’s shareholders, without the written consent of Hailiang Consulting. This agreement may not be terminated by Haishan Development or Haishan Development’s shareholders, nor can it be terminated by Hailiang Consulting without cause.

Due to the promulgation of 2021 Implementation Rules for Private Education Laws, the provisions of the Consulting Services Agreement, one of the constituent agreements of the August 2021 VIE Agreements, in relation to related party transactions between a private school providing compulsory education and Hailiang Consulting and its affiliated entities, are no longer legally enforceable as of September 1, 2021. For further details, refer to “Item 3. Key Information—D. Risk Factors––Risks Relating to Our Corporate Structure––Our private educational service business is subject to extensive regulation in China. If the PRC government finds that the Contractual Arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement between Hailiang Consulting, Haishan Development’s shareholders, and Haishan Development, Haishan Development’s shareholders unconditionally and irrevocably pledged all of their equity interests in Haishan Development to Hailiang Consulting, to guarantee performance of the obligations of Haishan Development’s affiliated entities under the Call Option Agreement, Power of Attorney and Consulting Services Agreement, each as described above. Haishan Development’s shareholders agreed that without prior written consent of Hailiang Consulting, they shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Haishan Development or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Haishan Development or Haishan Development’s shareholders, nor can it be terminated by Hailiang Consulting without cause. The Equity Pledge Agreement remains in full force and effect until all of the obligations of Haishan Development’s affiliated entities under the Consulting Services Agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Haishan Development has been duly registered with the local branch of the SAIC and is effective upon such registration.

As of June 30, 2021, for accounting purposes, the abovementioned Contractual Arrangements provide Hailiang Inc., through Hailiang HK and Hailiang Consulting, the right to receive the economic benefits of the operating entities’ business operations through the Contractual Arrangements between Hailiang Consulting and the VIE Shareholders, which enable us to consolidate the financial results of Hailiang Management, Haishan Development, and their subsidiaries in our consolidated financial statements under IFRS. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in Hailiang Consulting and the provisions of the Contractual Arrangements. Neither the investors in the holding company nor the holding company itself have an equity ownership interest in, direct foreign investment in, or control of, the VIEs.

Pursuant to the 2021 Implementation Rules for Private Education Laws, a private school providing compulsory education is prohibited from conducting transactions with its related parties, and this significantly affects the enforceability of the Consulting Services Agreement, one of the agreements of the August 2021 VIE Agreements, with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the affiliated entities providing compulsory education and concluded that, according to IFRS 10-Consolidated Financial Statements, we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest.

Summary of Risk Factors

Investing in our ordinary shares involves significant risks. You should carefully consider all of the information in this report before making an investment in our ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our business, financial condition, results of operations and prospects in the future (see “Risk Factors—Risks Related to Our Business—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our business, financial condition, results of operations and prospects in the future”);

●	our historical results, growth rates and profitability may not be indicative of our future performance (see “Risk Factors—Risks Related to Our Business— Our historical results, growth rates and profitability may not be indicative of our future performance”);

●	the tuition charged by our affiliated schools and student enrollment at these affiliated schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled (see “Risk Factors—Risks Related to Our Business—The tuition charged by our affiliated schools and student enrollment at these affiliated schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and the number of students enrolled”);

●	the operating entities cooperate with various talent agencies to manage their streamers. If the operating entities are not able to maintain their relationship with talent agencies, their operations may be materially and adversely affected (see “Risk Factors—Risks Related to Our Business—The operating entities cooperate with various talent agencies to manage their streamers. If the operating entities are not able to maintain their relationship with talent agencies, their operations may be materially and adversely affected”); and

●	as a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders (see “Risk Factors—Risks Related to Our Business— As a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders”).

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	if the PRC government determines that the Contractual Arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ordinary shares may decline in value or become worthless (see “Risk Factors—Risks Related to Our Corporate Structure— If the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless”);

●	we rely on Contractual Arrangements with Hailiang Management, Haishan Development and their shareholders for our operations in China, which may not be as effective in providing control as direct ownership (see “Risk Factors—Risks Related to Our Corporate Structure— We rely on Contractual Arrangements with Hailiang Management, Haishan Development and their shareholders for our operations in China, which may not be as effective in providing control as direct ownership”);

●	Contractual Arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment (see “Risk Factors—Risks Related to Our Corporate Structure—Contractual Arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment”);

●	the majority shareholder of Hailiang Management and Haishan Development, Mr. Feng, our founder and our ultimate controlling shareholder, may not act in the best interests of our Company (see “Risk Factors—Risks Related to Our Corporate Structure—The majority shareholder of Hailiang Management and Haishan Development, Mr. Feng, our founder and our ultimate controlling shareholder, may not act in the best interests of our Company”);

●	the newly-enacted Foreign Investment Law proposes sweeping changes to the PRC foreign investment legal regime and will likely to have a significant impact on businesses in China controlled by foreign invested enterprises primarily through Contractual Arrangements, such as our business (see “Risk Factors—Risks Related to Our Corporate Structure— The newly-enacted Foreign Investment Law proposes sweeping changes to the PRC foreign investment legal regime and will likely to have a significant impact on businesses in China controlled by foreign invested enterprises primarily through Contractual Arrangements, such as our business”); and

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using financing activities to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business (see “Risk Factors—Risks Related to Our Corporate Structure— PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using financing activities to make loans or additional capital contributions to our PRC subsidiary and affiliated entities, which could harm our liquidity and our ability to fund and expand our business”).

Risks Relating to Doing Business in China

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the educational services market, which could harm our business (see “Risk Factors—Risks Relating to Doing Business in China— PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the educational services market, which could harm our business”);

●	uncertainties with respect to the PRC legal system could have a material adverse effect on us, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and that given the Chinese government’s significant oversight and discretion over the conduct of our business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares (see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us”);

●	under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders (see “Risk Factors—Risks Relating to Doing Business in China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholder”);

●	we face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies (see “Risk Factors—Risks Relating to Doing Business in China—We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies”);

●	you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China (see “Risk Factors—Risks Relating to Doing Business in China— You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China”);

●	any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless (see “Risk Factors—Risks Relating to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiary or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our WFOE, or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless”);

●	failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business (see “Risk Factors—Risks Relating to Doing Business in China— Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business” );

●	the Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future (see “Risk Factors—Risks Relating to Doing Business in China—The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future”);

●	recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to us (see “Risk Factors—Risks Relating to Doing Business in China— Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to us”);

●	Labor Contract Laws in China may adversely affect our results of operations (see “Risk Factors—Risks Relating to Doing Business in China—Labor Contract Laws in China may adversely affect our results of operations”);

●	fluctuations in the value of the Renminbi may have a material adverse effect on your investment (see “Risk Factors—Risks Relating to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment”);

●	under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment (see “Risk Factors—Risks Relating to Doing Business in China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders”);

●	we might have been required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market (see “Risk Factors—Risks Relating to Doing Business in China—We might have been required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market”); and

●	certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China (see “Risk Factors—Risks Relating to Doing Business in China—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China”).

Risks Relating to our ordinary shares and ADSs

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

●	the market price for the ADSs may be volatile (see “Risk Factors— Risks Relating to our ordinary shares and ADSs—The market price for the ADSs may be volatile);

●	you may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you (see “Risk Factors— Risks Relating to our ordinary shares and ADSs— You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you);

●	you will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, we conduct a majority of our operations in China, and the majority of our directors and officers reside outside the United States (see “Risk Factors— Risks Relating to our ordinary shares and ADSs— You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, we conduct a majority of our operations in China, and the majority of our directors and officers reside outside the United States); and

●	the laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see “Risk Factors— Risks Relating to our ordinary shares and ADSs— The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States).

According to our PRC counsel, Allbright Law Offices Hangzhou Office, we, our WFOE, and the VIEs have received from the PRC authorities all requisite licenses, permissions, or approvals that are required for conducting operations in China, such as business licenses, private school operation permits, certificates of registration for a privately-operated non-enterprise entity for not-for-profit private schools, certificates of registration for-profit private schools. However, it is uncertain whether we, our WFOE, and the VIEs will be required to obtain additional approvals, licenses, or permits in connection with their business operations pursuant to evolving PRC laws and regulations, and whether we, our WFOE, and the VIEs would be able to obtain and renew such approvals on a timely basis or at all.

We, our PRC subsidiaries and the VIEs routinely collect, store and use data during their operations. We, our PRC subsidiaries and the VIEs are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. We, our PRC subsidiaries and the VIEs have not been punished or sued for violating the regulations or policies issued by the CAC. On April 13, 2020, the Office of the Central Cyberspace Affairs Commission and ten other government authorities jointly promulgated the Measures for Cybersecurity Review, effective from June 1, 2020. On February 15, 2022, the Measures for Cybersecurity Review amended in 2021 became effective, which provides that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the Measures for Cybersecurity Review, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures for Cybersecurity Review further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the CAC before conducting listings in foreign countries. We have not received any notice from any authorities identifying our PRC subsidiaries or VIEs as a CIIOs or online platform operators requiring us to go through cybersecurity review or network data security review by the CAC. We believe our offering and business will not be subject to cybersecurity review by the CAC, because our PRC subsidiaries and VIEs are not CIIOs or online platform operators with personal information of more than 1 million users.

Our PRC counsel has advised us that we, our WFOE and the VIEs (1) are not required to obtain approvals from any PRC authorities to issue our securities to foreign investors, (2) are not subject to approval requirements from the CSRC, the CAC, but have obtained the required licenses and permits necessary to conduct the operations of our WFOE and its subsidiaries, and the VIEs, such as business licenses, private school operation permits, certificates of registration for a privately-operated non-enterprise entity for not-for-profit private schools, certificates of registration for-profit private schools, and (3) have not been denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions”, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies.

On December 24, 2021, the CSRC released the “Regulations of the State Council on the Administration of the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment)” and “Administrative Measures for the Recordation of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment)” for public opinion, and if they become law, will require Chinese companies listed on overseas exchanges to report and file certain documents with the CSRC within three working days after specific major changes. Given the current PRC regulatory environment, it is uncertain whether the legitimacy of our securities offered to foreign investors will be challenged when the aforementioned drafts come into force.

***Disclosure in-between is intentionally omitted***

D. Risk Factors

***Disclosure in-between is intentionally omitted***

We rely on Contractual Arrangements with Hailiang Management, Haishan Development and their respective shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied, and expect to continue to rely, on the Contractual Arrangements with Hailiang Management, Haishan Development and their shareholders, Beize Group and Mr. Feng, our founder and our ultimate controlling shareholder, to operate our private education business. For a description of these Contractual Arrangements, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.” However, these Contractual Arrangements may not be as effective as direct equity ownership over Hailiang Management, Haishan Development and our affiliated schools. Any failure by our affiliated entities, including Hailiang Management, Haishan Development and our affiliated schools controlled and held by Hailiang Management and Haishan Development, and the shareholders of Hailiang Management and Haishan Development, to perform their obligations under the Contractual Arrangements would have a material adverse effect on the consolidated financial position and consolidated financial performance of our Company. For example, the Contractual Arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these Contractual Arrangements. In addition, if the legal structure and the Contractual Arrangements were found to be in violation of any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If government actions cause us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, the VIEs, and their subsidiaries in China. We receive the economic benefits of the VIEs business operations for accounting purposes through the Contractual Arrangements between Hailiang Consulting and the VIE Shareholders, which enables us to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements under IFRS. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in Hailiang Consulting and the provisions of the Contractual Arrangements. Our ADSs listed on Nasdaq Global Market represent shares of our offshore holding company instead of shares of the VIEs or their subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

***Disclosure in-between is intentionally omitted***

If the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. Hailiang Education Group Inc. is a Cayman Islands holding company that conducts all of its operations and operates its business in China through its WFOE and consolidated affiliated entities, in particular, Zhejiang Hailiang Education Consulting and Services Co., Ltd. and its subsidiaries, as well as Hailiang Education Management Group Co., Ltd. and its subsidiaries through contractual agreements. Such structure involves unique risks to investors in the ADSs.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs and private schools, which may challenge the validity of our Contractual Arrangements. For further details, refer to “Risks Relating to Our Corporate Structure”. In the event that the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.

On May 14, 2021, the PRC State Council announced the issuance of the 2021 Implementation Rules for Private Education Laws (“2021 Implementation Rules for Private Education Laws”), which became effective on September 1, 2021. The 2021 Implementation Rules for Private Education Laws prohibit social organizations and individuals from controlling a private school that provides compulsory education by means of merger, acquisition, Contractual Arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related party. The 2021 Implementation Rules for Private Education Laws may challenge the validity of our Contractual Arrangements that establish the corporate structure for operating compulsory education business (see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company —C. Organizational Structure.”). In the event we are unable to enforce these Contractual Arrangements, we may not be able to exert control over the affiliated entities providing compulsory education. In particular, under the 2021 Implementation Rules for Private Education Laws, a private school providing compulsory education is prohibited from conducting transactions with its related parties, and this significantly affects the enforceability of the Consulting Services Agreements with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the affiliated entities providing compulsory education. According to IFRS 10 - Consolidated Financial Statements, we concluded that we lost control of the affiliated entities providing compulsory education services on September 1, 2021, in view of the significant uncertainties and restrictions the 2021 Implementation Rules for Private Education Laws impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest.

Except for the affiliated entities providing compulsory education, as mentioned above, the Contractual Agreements enables us to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements under IFRS. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in Hailiang Consulting and the provisions of the Contractual Arrangements. The Contractual Arrangements have not been tested in a court of law in China as of the date of this report.

***Disclosure in-between is intentionally omitted***

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, all of our senior executive officers, namely Junwei Chen, Cuiwei Ye, Ken He, Xiaohua Gu, Xiaofeng Cheng, Ping Huang, Lei Peng, Zhougang Zhu, and Guan Huang, reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information, documents, and materials needed for regulatory investigations or litigation outside China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides those Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. We, our PRC subsidiaries and VIEs have not been punished or sued for violating the regulations or policies issued by the CAC. On April 13, 2020, the Office of the Central Cyberspace Affairs Commission and ten other government authorities jointly promulgated the Measures for Cybersecurity Review, effective from June 1, 2020. On February 15, 2022, the Measures for Cybersecurity Review amended in 2021 became effective , which provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the Measures for Cybersecurity Review, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures for Cybersecurity Review further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the CAC before conducting listings in foreign countries. We have not received any notice from any authorities identifying any of our PRC subsidiaries or VIEs as a CIIOs or online platform operators requiring us to undertake a cybersecurity review or network data security review by the CAC. We believe our offering and business will not be subject to cybersecurity review by the CAC, because our PRC subsidiaries and VIEs are not CIIOs or online platform operators with personal information of more than 1 million users. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, peoples’ livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation have been issued by any Protection Departments and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. Furthermore, since the final version of Draft Measures is subject to significant uncertainty, there remains the possibility that the PRC government authorities may require us to apply for the cybersecurity review. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review when and once the Draft Measures are formally promulgated. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.”

On August 20, 2021, the Standing Committee of the National People’s Congress, or, the SCNPC, promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also provides the rules for handling sensitive personal information, which personal information includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and must adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.”

***Disclosure in-between is intentionally omitted***

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to us.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed an act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets, or the “PWG,” to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or “NCJs”, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

On August 10, 2020, the SEC announced that the SEC chairman had directed the SEC staff to prepare proposals in response to the report of the PWG, and that the SEC was soliciting public comments and information with respect to the development of these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADRs trading in the United States.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” (“HFCAA”) was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trade on a national exchange or through other methods. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Accelerating Holding Foreign Companies Accountable Act from three years to two. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The SEC approved such rule on November 5, 2021.

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor, KPMG Huazhen LLP, is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and hence, our auditor is not currently inspected by the PCAOB. Our auditor is identified to be subject to the determinations announced by the PCAOB on December 16, 2021. See “Risk Factors—Risks Relating to Doing Business in China—Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to us.”

If we complete the proposed going private transaction and are thus delisted from the Nasdaq Global Market, we believe the potential prohibition of our continued listing by the Nasdaq will be inconsequential. On December 23, 2021, we disclosed our receipt of a preliminary non-binding proposal to acquire our Company at US$14.31 per ADS. On May 9, 2022, we entered into an agreement and a plan of merger with Hailiang Education International Limited (“Merger Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and HE Merger Sub Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly-owned subsidiary of Merger Parent. If completed, the merger will result in the Company becoming a privately held company wholly owned by Merger Parent and its ADSs will no longer be listed on the Nasdaq Global Market. As a result to our plan of merger, the potential prohibition of our continued listing will be inconsequential.

***Disclosure in-between is intentionally omitted***

Item 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiaries and affiliated entities in China. We owned and operated 14 affiliated schools offering curriculum education of primary, middle, and high schools in Zhejiang province, Jiangsu province, Gansu province, Anhui province and Shandong province of China, during fiscal year 2021. Upon the issuance of the 2021 Implementation Rules for Private Education Laws, we optimized our operating structure, and will continue to offer K-12 student management services and high school curriculum education services to K-12 school students and high school curriculum education services. On July 24, 2021, the General Office of the Central Committee of China’s Communist Party and the General Office of the State Council jointly issued and released the Opinions on Further Reducing the Burden of Homework and Off-Campus Training for Compulsory Education Students (the Opinions). The Opinions impose various requirements and restrictions on after-school tutoring services regarding academic subjects taught in compulsory education. On July 28, 2021, to further clarify the scope of academic subjects in China’s compulsory education system, the PRC Ministry of Education issued a notice (the Notice). The Notice specifies that academic subjects, provided in accordance with the learning content of the national curriculum standards, include the following courses: Morality and Law, Chinese Language, History, Geography, Mathematics, foreign languages (English, Japanese, and Russian), Physics, Chemistry, and Biology. In accordance with the Opinions and the Notice, we currently assess that our services of management and high school curriculum education do not include academic subjects in China’s compulsory education system and therefore are not subject to the requirements and restrictions pursuant to the Opinions. The Opinions have not yet impacted our ability to conduct our business, accept foreign investments, or other foreign exchange; however, the Opinions may be expanded in the future to cover any aspect of our business or operations, which could materially and adversely impact our business and financial outlook.

30